November 17, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Douglas Humphreys, President
Morgan Creek Energy Corporation
10120 S. Eastern Avenue, Suite 200
Henderson, NV 89052

Re:      Morgan Creek Energy Corporation
	Form SB-2, Amendment 3 filed September 29, 2005
	File No. 333-123989

Dear Mr. Humphreys:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

We reissue comment number one of our letter dated September 26, 2005.
It states:
1. Please provide the staff with copies of the publications(s) or reports, or excerpts thereof, which contain the basis for the following statements on the "Operations" page of your website, and are marked to show the relevant information:

"The region where Morgan Creek is fixing its drilling initiatives is
one of the most prolific coal-based gas producing areas in the entire
United States. According to the Oklahoma Geological Survey, 865
(40%)
of the 2,179 CBM completions in Oklahoma from 1988 to 2002 were located in the Arkoma Basin. Wells adjacent to the company`s leases have average initial production of between .5 and 1.0 MMCF per day, although a number of the wells are producing over 1.0 MMCF per day.
An
average of 153 horizontal CBM wells completed in Hartshorne coal have provided initial production that averages 0.418 MMCF per day."

In the highlighted section from the Cardott survey which you have provided for us supplementally, we find support for only the second statement that we cited in the comment.  It begins:  "According to the Oklahoma Geological Survey ... ."  Please mark the Cardott survey
and the 138 pages of "Well Completions," to provide support for each of the website statements cited above. If applicable, provide a brief written explanation that will ensure that we understand which statement each marked section supports and why.
2. On the website fully identify the "Oklahoma Geological Survey" which you have referenced.

Number of Shares Outstanding, page 6
3. You have stated in this section that, as of June 30, 2005 there were 10,167,700 shares of the company outstanding. However, on page
60, in the interim financial statements for the period ended June
30,
2005, you have stated there were 10,167,000 shares outstanding on June 30, 2005. Please resolve this inconsistency wherever applicable throughout the registration statement.

Risk Factors page 8

We are a new entrant into the oil and gas industry without
profitable
operating history and no proved developed producing reserves, page
10
4. Remove the mitigating language about the Fletcher Lewis report. It is not appropriate to summarize this report in this section of the filing other than you have no proved reserves.

Management`s Discussion and Analysis, page 20
5. Please relocate the disclosure in this section about the company`s communications program, including its direct mail program, and related activities to the "Current Business Operations" section on page 31.


Liquidity and Capital Resources, page 23
6. We note your added disclosure regarding your anticipated communications program. Please explain in detail how you will ascertain that any information about the company disseminated by this program is:

* also in the registration statement for any pending public offering;
and

* not disseminated at a time when it would cause the company to lose its exemption for a private offering.

In addition, please address how such a program may be implemented
and
conducted in a manner that is consistent with the rules and regulations of applicable federal and state securities laws. We may have further comment.
7. In the last complete paragraph on page 24 you have stated that you
have paid $200,000 to American News Publishing, Inc. for the development of an investor communications package and deposit on shareholder communications materials and direct mail program. Please discuss in detail the implications of the fact that a portion of this
amount is only a deposit on the cost of the shareholder communications, including, but not limited to, stating the amount of the deposit and providing details of the ongoing cost of the program.
8. On page 25, in the eleventh paragraph of this section, which paragraph begins:  "The Company`s direct mail ....," please
provide,
or cross reference, an explanation of why your approach to coal bed
methane gas exploration business is unique.
9. On page 25, again in the eleventh paragraph of this section, which
paragraph begins:  "The Company`s direct mail ....," please
clarify
the disclosure under "d)."
10. On page 25, in the twelfth paragraph of this section, which paragraph begins "The intended audience....," please describe in detail the meaning of "qualified readers."

Current Business Operations, page 31
11. Please define "working interest" in the second sentence of this section.

Summary of Terms of Leases, page 32
12. We repeat comment number 11 of our prior letter dated
September
26, 2005, which comment stated:  "In the last paragraph of this section it appears that the December 31, 2005 payment date is incorrect. Please explain or revise." However, in other disclosure in the eighth paragraph of the "Liquidity and Capital Resources" section you have disclosed that February and March of 2005 were the dates that you paid for these two items. If, in fact, you will make these payments a second time after December 31, 2005, please disclose wherever appropriate throughout the registration statement.

Director, Executive Officers, Promoters, and Control Persons, page
38
13. For each officer and director you have provided two separate employment histories. For each, please combine these into one section.
14. Please provide beginning and ending dates for each of the companies named in the business histories of your officers and directors, including, but not limited to, Oak Hills Drilling and Operating LLC for Douglas Humphreys.
15. Please provide the names of Steve Jewett`s accounting and tax practice, Bruce Horton`s accounting and financial management consulting business and Grant Atkins` financial and project coordination consulting company.

Certain Relationships and Related Transactions, page 40
16. We note that under "Liquidity and Capital Resources" you have disclosed affiliations between the registrant and the following:
International Market Trend, Inc. and/or American News Publishing,
Inc.   Disclose those affiliations in this section, also.
17. We note under "Business Experience" on page 39 that you have made the following statements: "Mr. Humphreys is also a manager of Oak Hills Drilling and Operating, LLC, an oil and gas drilling and operating company based in Holdenville, Oklahoma that acts as "operator" to Morgan Creek."; and "Some of the services to be provided by Humphreys to the Company in the future, may be provided through this business entity." Please provide these two statements in this section.

Exhibits
18. Please revise the exhibit index to reflect that the Fletcher
Lewis consent is Exhibit 4.6 and not 4.5.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  William O`Neal, Esq.
      By facsimile (480) 816-9241

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Douglas Humphreys, President
Morgan Creek Energy Corporation
November 17, 2005
Page 1